Invest in Haint Blue®

The official drink of the human spirit.™





HAINTBLUEBREW.COM MOBILE AL

Infrastructure | Retail | Alcohol | PBC and B Corps | Lifestyle

ABOUT | UPDATES [0] | REVIEWS [1] | ASK A QUESTION [0]

Why you may want to invest in us...

1. Founded by a Ranger, MEDEVAC Pilot, and 160th SOAR (A) Aviator
2. Certified B Corporation since 2019
3. $1M in sales since launch
4. #1 selling craft beer in 2018 within our Mobile Area distributor's portfolio.
5. Mobile's "Favorite Craft Beer" in 2020

Why investors ❤ us

WE'VE RAISED $1,269,230 SINCE OUR FOUNDING



Passionate about his craft, energetic leader, and relentless in his efforts to fulfill his commitments. Keith is the kind of guy you want to have a beer with.

Terry Walls ☆

SEE MORE

The founder



Keith Sherrill

Founder

William & Mary MBA, Stanford GSB Ignite Venture Project, Mobile Bay Magazine's 40 under 40, and a Bunker Labs Veteran In Residence



This is a story about how a simple idea became my life's work.

At Haint Blue, everything we do, we believe in adding beauty to life. We are guided by the desire to inspire & the belief that we have a responsibility to contribute to society. We add beauty to life by creating products that are unique pieces of art, sharing stories that awaken the spirit, and helping make the human condition more palatable. We just happen to produce great drinks.

Check out our pitch deck.

"There's an awful lot you can tell about a person by their shoes" - Forrest Gump

First, we bought an English truck on eBay. We drove it around town to raise awareness about our company.

In 2016, We collected $267,000 from 271 investors in 60 days on Wefunder.


K
Thank you
Copy link
UPV 573K

Then, we were ready to build a taproom. But, an appeal was made to the district court to overturn our zoning variance.

We acted fast to move our operations to Mississippi in the interim. We signed with a local distributor and Haint Blue beer officially arrived in Mobile.


ESTD 2016
AINT BLUE
BREWING COMPANY
MOBILE ALABAMA
HAINT BLUE
BREWING COMPANY
MOBILE, ALABAMA



Oh, we gonna do what they say can't be done.



The Merry Widows get us.

Because of that, we made the front page of the local paper!

We pressed forward, setback be damned! Through our distribution efforts and the community's support, Haint Blue IPA became the #1 selling craft beer in the area!



City's burgeoning beer scene stymied by legal issues

Posted by Lagniappe | Nov 1, 2017 | Cover Story | 0 ● | ★★★★⯪

Then, we built a community.

We realized that great things are seldom done alone.




PORT CITY
MOTION




BATTLESHIP
RUGBY
2 TIME
NATIONAL
CHAMPIONS
NOW RECRUITING!
DO YOU STILL HAVE SOMETHING TO PROVE?
NO EXPERIENCE NECESSARY
PRACTICE: TUESDAYS & THURSDAYS 6 P.M. BROOKLEY FIELD
1801 S BROAD ST. MOBILE AL 36615
CONTACT: PLAY@BATTLESHIPRUGBY.COM
WWW.BATTLESHIPRUGBY.COM
BATTLESHIPRUGBY

Sometime after that, we won our legal battle and marched on towards a finished taproom.

The city supported us in a big way. It was a day I'll never forget!





Leading a Second Line alongside Chief Slac IV



Not long after, love was in the air!

A lot of people made great memories at Haint Blue, but this one takes the cake. Around that same time, the B Lab gave us some street cred.



I now present Mr. & Mrs. Rezek!



Certified

B
®

This company meets the highest standards of social and environmental impact

Corporation

Corporation

Then, we got the blues.

We pulled the community in on one Sunday each month for "Haint Blues" with Jamell Richardson.


K
the blues
Copy link
WELCOME

Because of that, we changed the course.

The business model wasn't working. Rather than burning through more cash or risking an identity crisis, we chose to close the taproom.


Tide
"RUN DA BAWL!"

Before we closed the taproom, we led a Second Line in a reverse route from opening night.





Mr. and Mrs. Sherrill. Mr. Sherrill has gotten a haircut and lost 30 pounds since this photo was taken.

COVID-19 swept the globe. Go West, young man.

Luckily, we sold the taproom in the nick of time! We loaded our wagon and headed West to seek new opportunities. Keith was selected as a Bunker Labs VIR, a six-month startup incubator and leadership program, based in Denver.



Sherrill has two Rs.

Be Boulder. Haint Blue sees a future in saffron. Our beer company becomes a beverage company.

Think bigger. After 7 months and 100 prototypes, we made a bet on the future. We took a dose of our own medicine...so to speak. This isn't our first experience with saffron. We made a beer with it in 2017. This is better than that. I'm passionate about sharing Afghan saffron with the world, and now we've made a DOSE that everyone needs.



Saffron is a SUPERFOOD. It improves your mood, reduces aches, and has other magical effects on health!

Saffron water's early adopters include Alexander the Great, Marcus Aurelius, and Cleopatra. I tested it myself, every day for 7 months.


6 Health Benefits Of SAFFRON - The Most Exclusive Sup...
Watch later
Share
SAFFRON
WORLD'S MOST EXCLUSIVE SUPERFOOD!
A PINCH OF NATURE

We believe a billion-dollar business opportunity in DOSE saffron water exists. We're balancing profits with the purpose.

The functional Beverages market size is valued at $120 billion. We are building Haint Blue up from a storied, small brewery in Alabama into a global brand focused on function & health. We're sourcing from another Veteran led company that shares our values and commitment to continued service in Afghanistan.


Rumi Spice | Cultivating Peace
Watch later
Share

We're expanding our beer distribution reach too.

We're set to release Cain & Kazoola IPA for greater distribution throughout Alabama. An original blend of flowers and barley that serves as both a love letter and a tale of two cities. It's the best beer we've ever made.


HAINT BLUE BREWING CO.
6.2%
ALC/VOL
1 PINT



Invest now!

I'm committed to Haint Blue becoming an iconic American brand that is admired around the globe. Saffron has given me a way to better define my service in Afghanistan. I've never been more proud of something I have made. We will succeed because I won't quit!



Investor Q&A

What does your company do? ⌄

+ EXPAND ALL

Haint Blue makes beer for people in Alabama and aims to produce premium saffron water for the globe.

Where will your company be in 5 years? ⌄

Gearing up for another capital raise to expand globally. Growth is our best chance of making a lasting impact and fulfilling our mission.

Why did you choose this idea? ⌄

I care because I live with the memory of heroes. I started Haint Blue to pursue the American Dream, live a full life, and to put a dent in the universe. We can change the calculus towards peace. Afghanistan currently supplies 4% of the world's saffron and 90% of the world's opium. In terms of beer, Cain and Kazoola have a story to tell.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

COVID-19 has changed the way our customers buy. Our beer business depends on our ability to reach customers at their doorstep or via "off-premise" retail partners.

I changed too. I spent most of 2020 contemplating my own life and getting physically fit. Our saffron water concept was born during that time as a tool for my own pursuits. After finishing an 18-mile run, I drank saffron water to reduce my aches. When the pandemic was crushing our sales, I took a DOSE to lift my mood and alleviate stress. Now I'm ready to share my creation with the world.

Most people know Afghanistan for its bombs, not bulbs. I aim to change that.

What is your proudest accomplishment? ⌄

Immediately upon exiting military service, I turned an idea into a company with over $1,000,000 in sales. We survived 2020 by focusing on the right things. Now, I'm thinking bigger and leading this company into a post-COVID-19 world. I am an entrepreneur!

How far along are you? What's your biggest obstacle? ⌄

We have made 100 prototypes over the last 7 months, performed multiple taste tests, and used qualitative research/data to form hypotheses.

I have solidified a recipe and ordered the cans along with labels for a commercial batch.

We need investment for inventory if we are to have any shot at effectively managing lead times.

Given the fact that we are introducing an entirely new category to the world, it's particularly imperative that we have cash for marketing and advertising; a sales team will need to be created to push product and capture data.

Who are your competitors? Who is the biggest threat? ⌄

Much of what we are doing now can be seen in the rise of coconut water. I view the beverage as a competitor and a case study. But wait, there's more.

Cognitive beverages = THC/CBD infused drinks could compete.

Zero proof: non-alcoholic beer brands / hop-infused beverages are appealing to a rising customer segment of the sober curious and able-bodied.

Zero-calorie: carbonated waters continue to grow despite a lack of benefits.

One other saffron blend/ canned tea does exist within these borders; that product was launched this year too! This could make them our biggest threat. In other words, we're not the only one who sees a market for saffron-based beverages.

What do you understand that your competitors don't? ⌄

Functional is the future. While the CBD and THC folks are fighting legal battles, we'll be:

1. building an online presence
2. hiring a sales team
3. benefiting customers.

As for the zero-calorie/zero-proof brands, people are going to realize that our competitors owe them something more for their money. We will oblige.

We don't aim to woo you with exotic flavors and charge you a small fortune.

How will you make money? ⌄

1. We sell beer in Lower Alabama. Your investment will allow us to hire a sales team and expand our offerings statewide. Cain & Kazoola (our newest beer) will be sold in cans, thus allowing us to reach beachside accounts that have been unavailable to us in the past.

2. DOSE Saffron Water will be available on Amazon. The former will allow us to reach customers all over the world directly while leaving the fulfillment efficiencies to the pros. DOSE saffron water will also allow us to distribute at wholesale to nationwide retailers (e.g. Whole Foods). We will be able to achieve profit margins and levels of growth impossible in the beer industry.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

There's a chance we won't attract mass appeal...no matter how much we spend. We must clearly articulate our benefits to our customers.

I believe our biggest challenge will lie in effectively managing our production schedule and supply chain lead times. Getting any of this wrong could sour relationships with customers at the beginning.

What do you need the most help with? ⌄

I believe in what we are doing. In fact, I think it could change lives! I need you to believe in me and provide us with enough cash to pursue this new product(s) and simultaneously grow our team/beer sales. COVID-19 has caused a lot of people to feel helpless, I hope you feel empowered by my ask. Will you help fund our next move?

What would you do with the money you raise? ⌄

1. Expand our portfolio with DOSE saffron water; expose the world to its benefits & create peace. This will require an investment in inventory and advertising.

2. Build our brand via an e-commerce platform and wholesale distribution nationwide. The latter will require a sales team that is equipped with the ability to capture and pitch data to potential retail partners.

3. Enlist a sales team & brand ambassadors to ensure that Haint Blue beer is able to grow & thrive in the State of Alabama.

All of this gets us closer to our mission and is a clearer path to growth. We will be able to hire military veterans, make an impact in Alabama and beyond its borders, as well as show the world what veteran-owned B corporations can do!

Why did you close your taproom? What did you learn? ⌄

After years of legal setbacks, we arrived at our opening day grossly undercapitalized. This required me to take on some very aggressive short-term debt that allowed for very little room for a decline in revenue from what was projected. Unfortunately, while we did have some success, we failed to hit our projected numbers. Here's why:

1. I bet big that Mardi Gras would save us. After all, it is an economic engine for most of Mobile and we were on the parade route! However, as it turned out, people have rituals and we were not apart of that yet.

2. It seems I had not realized how seasonal our business cycle was due to our close proximity to the beach. In the Summer, tourists didn't stop and locals didn't stay. It's oppressively hot.

3. Alabama football is king. I had never intended on operating a sports bar, so I didn't invest in TVs. It was a ghost town every Saturday in the fall. That hurt.

4. I didn't have the money to advertise, market, and hire effectively due to overhead.

I became less bullish on the taproom model for the brand and its mission. While we were able to increase significantly year over year, we were burning through cash at a rate I was no longer comfortable with. It seemed our only hope of survival would be to become a full-service bar, restaurant, and live music hall. It's not who we are.

Here's what I learned:

1. Immediate debt is not the best instrument for a startup.

2. Cash (flow) is king...don't bet the farm on projections.

3. Timing is everything.

4. Undercapitalization is a real thing.

5. We aren't in the beer business, we're in the beverage business. We brew flowers (e.g. hops are beer, saffron is saffron water). In that regard, we're a flower company.

I'll leave the taproom stuff to the entertainers, hospitality types, and restauranteurs; they are better suited for that than I am.

Look, at the end of the day, there has never been a better time to invest in Haint Blue. I am less green and more focused. We are on the cusp of becoming great & iconic!

Does Haint Blue plan to continue selling beer? ⌄

Yes, our beer is distributed throughout Lower Alabama. We aim to expand our footprint and offerings throughout Alabama in 2021.

What does DOSE Saffron Water taste like? ⌄

Here's what other folks are saying...
"It's really awesome!!", "It tastes like sunshine", "significant silky smoothness", "good stuff!", "very clean taste"